UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**February 6, 2012**
(DATE OF EARLIEST EVENT REPORTED)	**February 6, 2012**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On February 6, 2012, the Registrant issued a press release providing information on its results of operations for the fourth quarter and year ending December 31, 2011. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits:

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release, issued February 6, 2012, providing information on results of operations for the fourth quarter and year ending December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
      its general partner

By: BOARDWALK GP, LLC,
      its general partner

By: /s/ Jamie L. Buskill
      Jamie L. Buskill
      Senior Vice President, Chief Financial Officer and Treasurer

Dated: February 6, 2012

Exhibit 99.1



News Release

BOARDWALK ANNOUNCES FOURTH QUARTER 2011 RESULTS
AND INCREASES QUARTERLY DISTRIBUTION TO $0.53 PER UNIT

HOUSTON, February 6, 2012 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today that it has declared a quarterly cash distribution per common unit of $0.53 ($2.12 annualized) payable on February 23, 2012, to unitholders of record as of February 16, 2012.

The Partnership also announced its results for the fourth quarter and year ended December 31, 2011, which included the following items:

− Operating revenues of $296.9 million for the quarter and $1,138.8 million for the year ended December 31, 2011, a 2% decrease and a 2% increase from $302.0 million and $1,116.8 million in the comparable 2010 periods;

− Net income of $74.6 million for the quarter and $220.0 million for the year ended December 31, 2011, a 16% and 24% decrease from $88.9 million and $289.4 million in the comparable 2010 periods;

− Earnings before interest, taxes, depreciation and amortization (EBITDA) of $170.7 million for the quarter and $617.7 million for the year ended December 31, 2011, a 7% and 6% decrease from $184.3 million and $658.2 million in the comparable 2010 periods; and

− Distributable cash flow of $127.4 million for the quarter and $390.9 million for the year ended December 31, 2011, an 8% increase and 14% decrease from $118.0 million and $454.3 million in the comparable 2010 periods.

Operating results for the fourth quarter of 2011 were primarily driven by lower operating revenues due to lower throughput mainly from mild winter weather and lower natural gas prices negatively impacting revenues from retained fuel. Operating expenses were essentially flat as compared with the 2010 period, excluding impairments and losses of $3.0 million related to the disposal of materials and other assets and the effects of a $5.4 million gain on the sale of storage gas which impacted the 2010 period. The effects of the impairment charges and losses, the acquisition of the Petal and Hattiesburg assets in which the Partnership holds a 20% equity interest and the 2010 gain on the sale of storage gas reduced net income and EBITDA for the fourth quarter of 2011 compared to the 2010 period by $9.5 million.

Operating results for the full year were impacted by the revenue and expense factors mentioned above which impacted the fourth quarter, as well as a non-cash impairment charge of $28.8 million related to materials and supplies, increased maintenance expenses related to pipeline integrity maintenance projects, a $13.2 million loss on early extinguishment of debt and a $5.0 million charge related to a fire at a compressor station near Carthage, Texas. The effects of the items discussed above, including reduced gains on the sale of storage gas of $8.3 million when compared to 2010, reduced net income and EBITDA for the full year of 2011 compared to 2010 by $54.3 million and $41.1 million, respectively.

Capital Program

Growth capital expenditures were $46.6 million and maintenance capital expenditures were $94.6 million for the year ended December 31, 2011. The Partnership also announced today that its wholly-owned subsidiary, Boardwalk Field Services, LLC, will be constructing its Flag City Processing Plant near Edna, Texas, along with approximately 55 miles of gathering pipeline which will connect its existing gathering assets in South Texas to the liquids-rich area in the Eagle Ford Shale. The Partnership expects this project to cost approximately $180.0 million, most of which is expected to be spent in 2012.

Exhibit 99.1
Conference Call

The Partnership has scheduled a conference call for February 6, 2012, at 9:00 a.m. Eastern time to review the fourth quarter and annual results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (800) 706-7745 for callers in the U.S. or (617) 614-3472 for callers outside the U.S. The PIN number to access the call is 48469297.

Replay

An online replay will also be available on the Boardwalk website immediately following the call.

Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements to assess the Partnership's ability to make cash distributions to its unitholders and general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to similarly titled measures of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented (in millions):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2011	2010	**2011**	2010
Net Income	**$ 74.6**	$ 88.9	**$ 220.0**	$ 289.4
Income taxes	**0.1**	0.1	**0.4**	0.5
Depreciation and amortization	**56.3**	56.6	**225.2**	217.9
Interest expense	**39.8**	38.8	**159.3**	151.0
Interest income	**(0.1)**	(0.1)	**(0.4)**	(0.6)
Loss on debt extinguishment	**-**	-	**13.2**	-
EBITDA	**$ 170.7**	$ 184.3	**$ 617.7**	$ 658.2
Less:				
Cash paid for interest, net of capitalized interest [1]	**22.1**	29.4	**171.7**	146.3
Maintenance capital expenditures [2]	**34.0**	36.6	**94.6**	63.0
Other [3]	**0.2**	0.3	**0.6**	0.4
Add:				
Cash received for settlements [4]	**9.6**	-	**9.6**	-
Asset impairment and net loss on disposal	**3.4**	-	**30.5**	5.8
Distributable Cash Flow	**$ 127.4**	$ 118.0	**$ 390.9**	$ 454.3

[1]   The year ended December 31, 2011, includes $21.0 million of premiums paid for the early extinguishment of debt.

[2]   The year ended December 31, 2011, includes $14.3 million of maintenance capital expenditures related to repairs associated with a fire at the Carthage compressor station.

[3]   Includes non-cash items such as the equity component of allowance for funds used during construction.

[4]   Represents proceeds received related to insurance recoveries associated with the Carthage Compressor Station Incident and a legal settlement.

Exhibit 99.1
About Boardwalk

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, in the transportation, storage and gathering of natural gas. Boardwalk's interstate natural gas pipeline systems have approximately 14,200 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 167 Bcf. Boardwalk operates approximately 105 miles of pipeline and 19 Bcf of working gas capacity on behalf of the Petal and Hattiesburg joint venture. Additional information about the partnership can be found on its website at www.bwpmlp.com.

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2011	2010	**2011**	2010
Operating Revenues:				
Gas transportation	$ **278.9**	$ 281.4	$ **1,065.5**	$ 1,015.4
Parking and lending	**3.5**	4.3	**12.0**	28.1
Gas storage	**12.4**	13.9	**49.9**	55.4
Other	**2.1**	2.4	**11.4**	17.9
Total operating revenues	**296.9**	302.0	**1,138.8**	1,116.8
Operating Costs and Expenses:				
Fuel and gas transportation	**24.0**	27.6	**102.7**	109.4
Operation and maintenance	**45.4**	49.4	**168.5**	149.6
Administrative and general	**30.8**	27.8	**132.7**	126.6
Depreciation and amortization	**56.3**	56.6	**225.2**	217.9
Asset impairment	**1.9**	-	**30.5**	5.8
Net loss (gain) on disposal of operating assets	**1.5**	(5.0)	**(2.4)**	(16.6)
Taxes other than income taxes	**21.8**	18.2	**88.9**	84.2
Total operating costs and expenses	**181.7**	174.6	**746.1**	676.9
Operating income	**115.2**	127.4	**392.7**	439.9
Other Deductions (Income):				
Interest expense	**37.8**	36.7	**151.3**	142.9
Interest expense – affiliates	**2.0**	2.1	**8.0**	8.1
Loss on debt extinguishment	**-**	-	**13.2**	-
Interest income	**(0.1)**	(0.1)	**(0.4)**	(0.6)
Equity earnings from unconsolidated affiliates	**1.1**	-	**1.1**	-
Miscellaneous other income, net	**(0.3)**	(0.3)	**(0.9)**	(0.4)
Total other deductions	**40.5**	38.4	**172.3**	150.0
Income before income taxes	**74.7**	89.0	**220.4**	289.9
Income taxes	**0.1**	0.1	**0.4**	0.5
Net Income	$ **74.6**	$ 88.9	$ **220.0**	$ 289.4
Net Income per Unit:				
Basic and diluted net income per unit:				
Common units	$ **0.36**	$ 0.45	$ **1.09**	$ 1.47
Class B units	$ **0.11**	$ 0.23	$ **0.15**	$ 0.62
Cash distribution declared and paid to common units	$ **0.5275**	$ 0.515	$ **2.095**	$ 2.03
Cash distribution declared and paid to class B units	$ **0.30**	$ 0.30	$ **1.20**	$ 1.20
Weighted-average number of units outstanding:				
Common units	**175.7**	169.7	**173.3**	169.7
Class B units	**22.9**	22.9	**22.9**	22.9

Exhibit 99.1

BOARDWALK PIPELINE PARTNERS, LP

NET INCOME PER UNIT RECONCILIATION
(Unaudited)

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended December 31, 2011, (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 74.6			
Declared distribution	113.3	$ 97.3	$ 6.9	$ 9.1
Assumed allocation of undistributed net loss	(38.7)	(33.5)	(4.4)	(0.8)
Assumed allocation of net income	$ 74.6	$ 63.8	$ 2.5	$ 8.3
Weighted average units outstanding		175.7	22.9	
Net income per unit		$ 0.36	$ 0.11	

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended December 31, 2010, (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 88.9			
Declared distribution	102.3	$ 88.3	$ 6.8	$ 7.2
Assumed allocation of undistributed net loss	(13.4)	(11.5)	(1.6)	(0.3)
Assumed allocation of net income	$ 88.9	$ 76.8	$ 5.2	$ 6.9
Weighted average units outstanding		169.7	22.9	
Net income per unit		$ 0.45	$ 0.23	

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the year ended December 31, 2011, (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 220.0			
Declared distribution	430.9	$ 371.0	$ 27.5	$ 32.4
Assumed allocation of undistributed net loss	(210.9)	(182.6)	(24.1)	(4.2)
Assumed allocation of net income	$ 220.0	$ 188.4	$ 3.4	$ 28.2
Weighted average units outstanding		173.3	22.9	
Net income per unit		$ 1.09	$ 0.15	

Exhibit 99.1

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the year ended December 31, 2010, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$ 289.4						
Declared distribution	402.6	$	347.9	$	27.4	$	27.3
Assumed allocation of undistributed net loss	(113.2)		(97.7)		(13.2)		(2.3)
Assumed allocation of net income	$ 289.4	$	250.2	$	14.2	$	25.0
Weighted average units outstanding			169.7		22.9		
Net income per unit		$	1.47	$	0.62		

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
Allison McLean, 866-913-2122
Director of Investor Relations

Or

Jamie Buskill, 713-479-8082
Senior VP, Chief Financial Officer and Treasurer